Exhibit 5.2

Mayer, Brown & Platt

190 SOUTH LA SALLE STREET

CHICAGO, ILLINOIS 60603-3441

Main Telephone
312-782-0600
Main Fax
312-701-7711

[Closing Date]

SRFG, Inc.
3711 Kennett Pike
Greenville, Delaware 19807

Re:	Sears Credit Account Master Trust II, Series [______]

Ladies and Gentlemen:

    We have acted as counsel to Sears, Roebuck and Co., a New York corporation ("Parent") and SRFG, Inc., a Delaware corporation, formerly known as Sears Receivables Financing Group, Inc. ("SRFG"), in connection with certain transactions (the "Transactions") contemplated by the following documents:

i.   the First Amended and Restated Purchase Agreement, dated as of July 31, 1994, as amended (the "Purchase
    Agreement"), between Parent and SRFG;

 ii  the First Amended and Restated Contribution Agreement, dated as of July 31, 1994, as amended (the "Contribution
     Agreement"), between Parent and SRFG;

iii  the Receivables Warehouse Agreement, dated as of December 21, 1995 (the "Warehouse Agreement"), between
    Parent and SRFG; and

iv  the Pooling and Servicing Agreement, dated as of July 31, 1994 (the "Pooling and Servicing Agreement"), as
    amended by the Series Supplement, dated as of the date hereof (the "Series Supplement"), as amended by the documents described on Exhibit A hereto, each among Sears, the Company and The First National Bank of
    Chicago(now known as Bank One, National Association), as Trustee (the "Trustee").

CHICAGO BERLIN CHARLOTTE COLOGNE HOUSTON LONDON LOS ANGELES NEW YORK WASHINGTON

INDEPENDENT MEXICO CITY CORRESPONDENT: JAUREGUI, NAVARETTE, NADER Y ROJAS
INDEPENDENT PARIS CORRESPONDENT: LAMBERT & LEE

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

The agreements described in items (i) through (iii) are referred to herein as the "Transfer Agreements." The agreements described in items (i) through (iv) are referred to herein as the "Agreements" or the "Transaction Documents." The series of Investor Certificates issued pursuant to the Series Supplement, to the extent sold to investors, are referred to herein as the "Subject Certificates." All capitalized terms used but not otherwise defined herein are used as defined in the Agreements.

    In addition to the Agreements, we have reviewed copies of the certificate of incorporation, dated as of April 8, 1988, as amended and restated as of August 13, 1992 and as of December 21, 1992, and as amended on December 13, 1997 (the "Certificate of Incorporation") and by-laws of SRFG, which have been certified to us as true, complete and correct copies by SRFG.

    In connection with the Agreements, you have requested our opinion as to whether in the event Parent became a debtor in a voluntary or involuntary case under Title 11 of the United States Code, as amended (the "Bankruptcy Code"), the court having jurisdiction over such case (the "bankruptcy court") would:

                (i)    hold (a) the conveyance of the Receivables by Parent to SRFG contemplated by the Transfer Agreements to be a true conveyance or instead to be a secured loan and (b) that the Receivables and the proceeds thereof to be property of Parent's bankruptcy estate under Section 541 of the Bankruptcy Code, and therefore, would compel the turnover of such Receivables and proceeds by SRFG to Parent under Section 542 of the Bankruptcy code;

                (ii)   substantively consolidate the assets and liabilities of Parent and SRFG; or

                (iii)  determine that the automatic stay provisions of Section 362(a) of the Bankruptcy Code prevent payments on the
                       Receivables to SRFG.

    Our opinion is limited to the specific issues addressed and is further limited in all respects, except as otherwise stated, to the facts assumed. Specifically, but without limiting the foregoing, we express no opinion about the effect of the laws of any jurisdiction other than the laws of the State of Illinois and the Bankruptcy Code, which is a federal law of the United States of America. In rendering our opinions set forth herein, we have assumed that the law of the State of Illinois would apply to all aspects of the Transactions that are governed by state law (except due incorporation and corporate authorization, execution and delivery, as to which Delaware law may apply), in accordance with the selection of Illinois law as the governing law in the Transfer Agreements.

I. ASSUMPTIONS OF FACT

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

    As to all factual matters material to the opinions set forth herein, we have, with your permission and without any investigation or independent confirmation (with the exception that we have prepared certain of the Agreements), relied upon and assumed the present and continuing truth and accuracy of those factual representations made in the Agreements or made in the certificates ("Officers Certificates") provided to us by officers of Parent and SRFG, except to the extent that any such fact or circumstance relates to the financial condition of Parent or SRFG other than on the date of and immediately following the consummation of the Transactions. We have assumed that all facts and circumstances described in this Part I will continue to exist, without any change in such facts and circumstances that might be material to such opinions, except to the extent that any such fact or circumstance relates to the financial condition of Parent or SRFG other than on the date of and immediately following the consummation of the Transactions.

    For the purposes of this opinion, we have assumed (i) the due authorization, execution and delivery by all parties thereto of all documents examined by us, including the Agreements, (ii) that each party to each Agreement had and has the power and authority to enter into and perform all of its obligations thereunder, (iii) that none of the conveyances of Receivables will contravene or conflict with the certificate of incorporation or by-laws of Parent or SRFG, any law, regulation or rule of any governmental authority, or any agreement (including any Receivable), instrument, unit, injunction, decree or order binding on any party thereto or relating to any Receivable, and (iv) that each Agreement was and is a legal, valid and binding obligation of each of the parties thereto, enforceable in accordance with its terms and there has been no (and there will not be any) fraud in connection with any of the Transactions.

    We have assumed, based upon the Officers Certificates, the foregoing assumptions and other representations, that the relevant facts regarding the Transactions and the corporate conduct of Parent and SRFG are and will remain (except to the extent that any such factor relates to the financial condition of Parent or SRFG other than on the date of (and immediately following) the consummation of the Transactions) as set forth in the following Subparts A and B.

A.    Transactions Contemplated by the Agreements

    Parent is a corporation formed under the laws of the State of New York. SRFG is a corporation formed under the laws of the State of Delaware. SRFG is a wholly-owned subsidiary of Parent and was formed for the special purpose of facilitating the Transactions and prior transactions.

    Parent and SRFG have entered into the Transfer Agreements for, among other things, the conveyance by Parent to SRFG of Receivables generated from time to time by Parent or Sears National Bank, its affiliate.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

    Receivables arising under the Credit Agreements are sold by Parent to SRFG at fair market value in the form of cash or in the form of cancellation of indebtedness or are contributed by Parent to SRFG as capital. SRFG will also have the right to purchase from Parent, at fair market value, additional Receivables arising under credit agreements other than the current Credit Agreements.

    SRFG will pay, dividend or lend (subsequent to the transfer of the Receivables other than Add-ons into the Trust) the proceeds from the sale of each Series of the Investor Certificates to Parent and will retain the Seller Certificate for its own benefit. Collections on the Receivables will be allocated to the Investor Certificateholders and SRFG in proportion to their respective Fractional Undivided Interests in the Sears Credit Account Master Trust II (the "Trust") and distributed to the Trustee, the Servicer and SRFG to the extent and as provided in the Pooling and Servicing Agreement.

    Parent and SRFG intend the transfers of Receivables by Parent under the Transfer Agreements to be true sales and contributions by Parent to SRFG that are absolute and irrevocable and that provide SRFG with the full benefits and burdens of ownership of the Receivables (and other related rights). Neither Parent nor SRFG intends the transactions contemplated under the Transfer Agreements to be, or for any purpose to be characterized as, loans from SRFG to Parent, nor is it Parent's or SRFG's intention that the conveyance of the Receivables be deemed a grant of a security interest in the Receivables by Parent to SRFG to secure a debt or other obligation of Parent.

    The transfers of the Receivables (and other related rights) to SRFG pursuant to the Transfer Agreements were and will continue to be booked, filed, reported and disclosed as contributions and sales for accounting,1 tax and other purposes.

    Parent, in its capacity as Servicer on SRFG's behalf, shall have the sole right to service, administer, and collect the Receivables. The Servicer shall take, or cause to be taken, all such actions as may be necessary to collect each Receivable. During each Due Period, all amounts collected under the Credit Agreements will be recorded as receipts by the Trust, but will be loaned to Parent pursuant to, and to the extent permitted by, the Pooling and Servicing Agreement until the next Distribution Date. On the next Distribution Date, Parent, as the Servicer, will deposit any Collections in respect of the related Due Period not previously deposited in the Collections Account. Parent, as Servicer, shall apply all Collections received during each Due Period as described in the Pooling and Servicing Agreement and the applicable Series Supplement. On each Distribution Date, the Servicer shall direct the Trustee in writing to withdraw all Collections with respect to the related Due Period from the Collections Account and

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1 it should be noted that such accounting treatment relies, in part, on the conclusions expressed in this opinion.

Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

to allocate such Collections to each Group Collections Account according to the pro rata share represented by the sum of the Investor Interests for all Series in the Group related to each such Group Collections Account over the Aggregate Investor Interest to the extent, and as provided in the Pooling and Servicing Agreement.

    Pursuant to the Agreements, Parent will retain physical possession of all documents and agreements related to the Receivables because a transfer of such possession to SRFG or the Trustee would be administratively burdensome and would interfere with the Servicer's performance of its duties. Parent has caused, and will continue to cause, computer files relating to the Receivables to be marked to evidence that such Receivables have been transferred to SRFG and subsequently transferred to the Trust. In addition, Schedule I to the Pooling and Servicing Agreement has been or will be amended to list all such Additional Accounts. Because of the administrative burden it would otherwise impose, the books and records themselves will not be segregated by Parent, nor will they be stamped or marked to reflect the sale or contribution to SRFG, but in the ordinary course of business, such books and records were not and will not be provided to creditors of Parent except in conjunction with the marked computer files.

    The Servicer, or its successors, were and will continue to be paid reasonable compensation for its services as the Servicer at an arm's length rate. Such compensation was and will continue to be paid on a current basis as provided in the Pooling and Servicing Agreement.

B.    Corporate Conduct

    SRFG's Certificate of Incorporation restricts SRFG to activities related to purchasing, owning, acquiring interests in, holding, selling, transferring and pledging receivables (including the Receivables) and related assets and rights and conducting any related or incidental business or activities it deems necessary or appropriate to carry out its primary purpose, including entering into agreements like the Agreements.

    We assume that Parent relied on the separate existence of SRFG in entering into the Agreements. SRFG's separate existence and operations will allow the Receivables (and other related rights) to be financed, through the Transactions, on better terms and conditions than those that Parent itself could obtain. This structure will enable Parent to lower the funding cost associated with the Receivables (and other related rights) and thereby benefit both Parent and its creditors.

    SRFG's Certificate of Incorporation provides that SRFG's board of directors shall include at least one "Independent Director," and, at all times during the occurrence and continuing existence of the downgrade of Parent's long-term debt rating to A3 or lower by Moody's (a "Rating Event"), that SRFG's board of directors shall include at least two

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

Independent Directors. No Independent Director shall (i) at any time be, or shall have been at any time during the preceding five years, a director, officer, employee or affiliate of Parent or any of its affiliates or (ii) at the time of the individual's appointment as an Independent Director or at any time thereafter while serving as an Independent Director, be the beneficial owner of five percent of the outstanding common shares of Parent having general voting rights; provided, however, that a director who otherwise meets the description of an Independent Director as set forth above shall not be disqualified from serving as an Independent Director if he or she is also a director of another special purpose corporation that is an affiliate of Parent with a certificate of incorporation substantially similar to the Certificate of Incorporation.

    Each director may be paid a fee for his or her activities on behalf of SRFG in amounts determined by the board of directors. Whenever necessary, SRFG obtains proper corporate authorization from its directors or its stockholders. For instance, Article II of the Certificate of Incorporation specifies that without the unanimous consent of the board of directors, SRFG shall not file or cause to be filed a petition in bankruptcy for itself. SRFG observes all requirements of the General Corporation Law of the State of Delaware, the Certificate of Incorporation and its by-laws.2

    Except as indicated above with respect to the books and records relating to the Receivables (and other related rights), SRFG's books and records are and will be maintained separately from those of Parent. Any annual financial statements of Parent, including any annual financial statements of Parent which are presented on a consolidated basis, will contain a note to the effect that Parent has sold Receivables (and other related rights) to SRFG, which is a separate legal entity and which has entered into the Pooling and Servicing Agreement with the Trustee. The annual financial statements of SRFG on a stand alone basis (to the extent distributed to the public) will disclose the effects of these transactions in accordance with generally accepted accounting principles. Such statements will not reflect the assets of SRFG as belonging to the Parent.

    Except with respect to the servicing of the Receivables (and other related rights) (which is to be done by the Servicer), each of SRFG and Parent conducts its business solely in its respective corporate name and in such a separate manner so as not to mislead others with whom they are dealing. Without limiting the generality of the foregoing, all oral and written communications, including, without limitation, letters, invoices, purchase orders, contracts, statements and applications (excluding correspondence with Obligors by the Servicer), are made (i) solely in the name of SRFG if they relate to SRFG and (ii) solely in the name of Parent if they relate to Parent. With respect to the servicing of the Receivables (and other related rights) and otherwise,

2 However, this opinion is not dependent upon the compliance with or the enforceability of the "Independent Director" provisions to which reference is made in this, and the preceding paragraph.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

the Obligors, individually or collectively, are not expected to be material creditors of Parent or SRFG.

    Parent and SRFG have filed UCC financing statements (the "UCC Financing Statements") relating to the Transactions in appropriate jurisdictions. Neither Parent nor SRFG has concealed or will conceal from any interested party any transfers contemplated by the Agreements, although Obligors will not be and were not affirmatively informed of the transfer of their obligations. Neither Parent nor SRFG has itself removed or concealed, and will not itself remove or conceal, from creditors any of its assets and has not participated and will not participate in removing or concealing the assets of any other entity. Parent and SRFG are not entering into the Transactions with the intent of hindering, delaying or defrauding present or future creditors.

    Each officer and director of Parent and SRFG did and (we assume) will discharge his or her respective fiduciary duties and obligations in accordance with all applicable laws. The parties to the Agreements did and (we assume) will comply with the terms thereof and with the requirements of applicable law.

    Parent and SRFG did and will continue to maintain SRFG's separate existence and identity and did and will continue to take all steps necessary to make it apparent to third parties that SRFG is an entity with assets and liabilities distinct from that of Parent. In addition to the foregoing, such steps and indicia of SRFG's separate identity include the following:

  SRFG does and will maintain its own telephone number, mailing address, stationery, and other business forms separate from those of any other Person (including Parent) and will conduct business in its own name except that, as a general matter, Obligors are not informed that Parent acts on behalf of SRFG as Servicer.
  SRFG will conduct its business at an office segregated from the offices of Parent.
  Parent issues consolidated financial statements that include SRFG, but such financial statements contain a footnote to the effect that Parent sold the Receivables to SRFG, which is a separate legal entity and which entered into the Pooling and Servicing Agreement with the Trustee. Separate management financial reports are also prepared for SRFG. In addition to the aforementioned footnote to any consolidated financial statements, SRFG has taken certain actions to disclose publicly SRFG's separate existence and the transactions, including, without limitation, through the filing of the UCC Financing Statements. Neither Parent nor SRFG has concealed or will conceal from any interested party any transfers contemplated by the Agreements, although Obligors will not be and were not affirmatively informed of the transfer of their obligations.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

  Parent has caused the Independent Director to be elected, and SRFG compensates the Independent Director as described above.
  SRFG's business relating to the Receivables (and other related rights) will be primarily conducted through the Servicer.
  SRFG does and will pay its own operating expenses and liabilities from its own funds, except that Parent paid certain organizational expenses of SRFG.
  Parent, on the one hand, and SRFG, on the other hand, does and will maintain its assets and liabilities in such a manner that it is not costly or difficult to segregate, ascertain or otherwise identify its individual assets and liabilities from those of the other or from those of any other person or entity, including any other subsidiary or affiliate of Parent. Except as set forth below, SRFG does and will maintain its own books of account and corporate records separate from Parent or any other subsidiary or affiliate of Parent. SRFG does not and will not commingle or pool its funds (or other assets) or liabilities with those of Parent or any other subsidiary or affiliate of Parent except for Parent's retention, in its capacity as Servicer, of the books and records pertaining to the Receivables (and other related rights). SRFG does not and will not maintain joint bank accounts or other depository accounts to which Parent or any other subsidiary or affiliate of Parent (other than in its capacity as Servicer) has independent access.
  Parent, on the one hand, and SRFG, on the other hand, will strictly observe corporate formalities, including with respect to its dealings with the other. Specifically, no transfer of assets between Parent, on the one hand, and SRFG, on the other hand, will be made without adherence to corporate formalities.
  The Transactions, particularly among Parent, on the one hand, and SRFG, on the other hand, including the amount and payment of the servicing fee, are on terms and conditions that are consistent with those of arm's-length relationships. Neither SRFG, on the one hand, nor Parent or any other subsidiary or affiliate of Parent on the other hand, is or will be, or holds or will hold itself out to be, responsible for the debts of the other or, except as provided in the Pooling and Servicing Agreement with respect to the duties of Parent in its capacity as Servicer, the decisions or actions respecting the daily business and affairs of the other.
  All distributions made by SRFG to Parent as its sole shareholder shall be made in accordance with applicable law.
  Any other transactions between Parent, on the one hand, and SRFG, on the other hand, permitted by (although not expressly provided for in) the Agreements has been

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

and will be fair and equitable to SRFG, on the one hand, and Parent on the other hand, have been and will be the type of transaction that would be entered into by a prudent Person in the position of SRFG visávis Parent, and have been and will be on terms that are at least as favorable as may be obtained from a Person who is not Parent.
  Parent does not and will not guaranty any of the liabilities of SRFG to any of its creditors, and SRFG does not and will not guaranty any of the liabilities of Parent to any of its creditors.

    The management of each of SRFG and Parent have made a diligent analysis of the business and operations of SRFG, and each is reasonably confident, and we hereby assume, that SRFG, as of the date hereof: (i) is adequately capitalized to conduct its business and affairs as a going concern, considering the size and nature of its business and intended purposes; (ii) is solvent, including, without limitation, that it has not been rendered insolvent by the Transactions; and (iii) intends to and believes that it will be able to pay its debts as they come due. As a result, SRFG is intended to and is reasonably expected to survive as a stand alone entity, independent of financial assistance of any Person not contemplated by the Agreements. Parent's and SRFG's respective managements do not anticipate any need for Parent to extend advances to SRFG.

    Parent has senior unsecured debt ratings of A- and A3 from S&P and Moody's, respectively on that basis, and we hereby assume that Parent, as of the date hereof: (i) is adequately capitalized to conduct its business and affairs as a going concern, considering the size and nature of its business and intended purposes; (ii) is solvent, including, without limitation, that it has not been rendered insolvent by the Transactions; and (iii) intends to and believes that it will able to pay its debts as they come due.

II. DISCUSSION

A.   True Conveyance

      General Parameters of and Reasoning Underlying True Conveyance Analysis

    The general parameters of and reasoning underlying our analysis of the "true conveyance" issue are set forth in Appendix I hereof and are incorporated herein by reference.3

    As set forth therein, it appears (and you have permitted us to assume) that a court would analyze the issue under general principles enunciated in state law "true sale" cases.

3 The analysis that follows in Appendix I does not treat sales differently from contributions, as we have concluded that the analysis would essentially involve a consideration of the same principles and factors that are likely to be operative in the sale context.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

      Application to the Transactions

    As described in Appendix I hereof, judicial decisions on "true sale" issues generally take one or both of two approaches, which we have defined as the First and Second Approaches.

    As described in Appendix I hereof, the First Approach gives presumptive weight to the stated intent of the parties, we would expect that a court analyzing the Transactions in accordance with the First Approach would emphasize, among other things, that (i) the parties to the Transfer Agreements have stated that they intend the transfers of the Receivables pursuant to the Transfer Agreements to be true conveyances, (ii) the Transactions, including the ratings of the Subject Certificates, are premised on the sales and contributions of Receivables pursuant to the Agreements, and the Trustee and other parties have required the parties to such sales and contributions of Receivables to structure them as true conveyances, (iii) Parent and SRFG have treated and will continue to treat such sales and contributions of Receivables as sales and valid contributions under generally accepted accounting principles, (iv) Parent has and will continue to note in its computer files that the ownership of its Receivables has been transferred and has made appropriate UCC filings to provide public notice of the conveyances of Receivables and (v) for the reasons set forth in the balance of this Part A, the other aspects of the transfer of Receivables pursuant to the Agreements are consistent with being a true conveyance. Accordingly, we believe that such a court would consider the transfer of the Receivables pursuant to the Agreements to be true conveyances.

    As described in Appendix I, courts applying the Second Approach purport to discern the intent of the parties based on objective considerations beyond the parties' stated intent. The following constitutes our analysis of the principal attributes of the transfers of Receivables pursuant to the Agreements in terms similar to those we would expect a court taking the Second Approach to adopt.

    Most material attributes of the transfers of Receivables pursuant to the Agreements are indicative of a true conveyance under the Second Approach:

  The Transfer Agreements use terminology indicating that the parties intend a true conveyance. Generally, the parties' characterization of the transactions will control if supported by the facts. See the discussion of the First Approach, supra, and footnote 7 of Appendix I, as well as pertinent discussion in Appendix I;
  The transfers of the Receivables to SRFG pursuant to the Transfer Agreements were and will continue to be booked, filed, reported and disclosed as sales and capital contributions for accounting, tax and other purposes;

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

  SRFG has no recourse to Parent for uncollectibility of payments to be made on the Receivables. Furthermore, neither Parent nor any affiliate thereof has any obligation to maintain the solvency of SRFG;4
  The Transactions are structured in such a way that Parent is not liable to SRFG or the Trustee for any shortcomings in collecting on the Receivables. Therefore, we conclude that the risk of loss in the contemplated Transactions is borne by SRFG, and not by Parent;
  The transfers of the Receivables by Parent to SRFG are irrevocable;
  The Receivables are, in the case of each conveyance, specific and identifiable;
  Because the ratings of the Subject Certificates are premised upon the transfers being true conveyances, it would be inequitable to Investor Certificateholders to recharacterize the sales and contributions of Receivables by Parent to SRFG as a loan;
  The Transfer Agreements contain no provision that, in the event of the bankruptcy or insolvency of Parent, changes the terms and provisions of the Transfer Agreements or the relationship between Parent and SRFG with respect to the Receivables by means of acceleration of amounts due or otherwise; and
  Due to disclosures made to certain of Parent's existing and future creditors including, without limitation, pursuant to the filing of UCC Financing Statements and the inclusion of notes disclosing the existence of the transactions in Parent's consolidated financial statements, none of Parent's creditors or prospective creditors would be expected to be reasonably misled as to the nature of the Transactions or the ownership of the Receivables (and other related rights).

4 The existence of a large reserve and full recourse was important to the Major's court in determining that the transaction in that case resembled a secured financing. Major's Furniture Mart Inc. v. Castle Credit Corp., supra. The Major's court indicated, however, that it was not the existence of recourse but rather the nature and extent of such recourse that was determinative. There are a few cases where a court has found the presence of full recourse not to disqualify the transaction from being a true sale. See A.B. Lewis v. National Investment Corp. of Houston, 421 S.W.2d 723 (Tex. Civ. Ct. App. 1967). But see 2 Gilmore, Security Interests in Personal Property § 44.4, at 1230 (1965) (where the author says that any recourse causes a sale to be a loan). It should be noted that according to Official Comment 4 to N.Y.U.C.C. § 9-502 (McKinney's Supp. 1996) "there may be a true sale of accounts . . . although recourse exists."

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

    A court, however, might find that certain attributes of the Transactions indicate that the purported sales and contributions by Parent should be treated as a single transaction which is properly recharacterized as a loan. Such attributes would include the following: (i) the Obligors are not notified of the sale and/or contributions of the Receivables, (ii) the Credit Agreements remain in Parent's possession (in its capacity as Servicer) and are not marked to indicate the sale and contribution (although the computer records pertaining thereto will be so marked), (iii) Parent is the 100% stockholder of SRFG and (iv) the limited level of SRFG's capital (although management of Parent and SRFG believe that SRFG's capital is adequate, given the nature of its business and historically low level of write-offs on the Receivables).

    However, all of the factors weighing against a true sale are factors designed to maximize collections in an efficient manner, to avoid disrupting customer relationships and to enable Parent and SRFG to benefit from additional business opportunities with Obligors. These factors should not be deemed to be inconsistent with a true sale.

    In light of the foregoing, on balance, we do not consider those factors weighing against a true conveyance characterization to be persuasive in comparison to those which support a true conveyance characterization.

  Substantive Consolidation

    General Parameters of and Reasoning Underlying Substantive Consolidation Analysis

    The general parameters of and reasoning underlying our analysis of the "substantive consolidation" issues are set forth in Appendix II hereof and are incorporated herein by reference.

    Application to Transactions
      Application of Vecco's "Elements of Consolidation"

    As described in Appendix II hereof, in the context of the Transactions, a court might choose to analyze the case under the "elements of consolidation" found in Vecco and similar cases. In applying the "elements of consolidation" of Vecco and its progeny (including the factors set forth in footnote 5 of Appendix II) to the instant hypothetical bankruptcy case of Parent or SRFG, a bankruptcy court should regard the following factors as weighing against substantive consolidation:

  The separate financial records of Parent and SRFG, and the manner in which each otherwise maintains its assets and liabilities enable and will continue to enable their respective assets and liabilities to be readily and inexpensively ascertained;

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SRFG, Inc.
[Closing Date]

  Parent will issue consolidated financial statements that will include SRFG, but such financial statements will contain a footnote to the effect that Parent sells and contributes certain Receivables to SRFG, which then grants such Receivables to the Trustee. Moreover, neither Parent nor SRFG has concealed or will conceal from any interested party any transfers contemplated by the Agreements, although Obligors will not be and were not affirmatively informed of the transfers of their obligations. However, the Obligors, being individual consumers, are not material creditors of Parent or SRFG;
  But for the temporary and circumscribed commingling of collections and retention of the books and records pertaining to the transferred assets in its capacity as Servicer, there is or will be no commingling of assets or liabilities among Parent and SRFG. Further, monetary transactions among Parent and SRFG are independently reflected in their respective financial records;
  On balance, SRFG has been and will be held out to the public as a separate entity apart from Parent, and all corporate and legal formalities of Parent and SRFG have been and will continue to be maintained;
  No transfer of assets between Parent, on the one hand, and SRFG on the other hand, has been made without adherence to corporate formalities;
  Parent does not and will not guaranty any of the liabilities of SRFG to any of its creditors, and SRFG does not and will not guaranty any of the liabilities of Parent to any of its creditors;
  At closing, Parent and SRFG will be solvent, will not have unreasonably small capital for its foreseeable needs, and will intend to, and will believe that it will be able to, pay its debts as they mature; and
  SRFG does not do business solely with Parent in that it sells securities to investors, who rely on its existence as an entity, separate and distinct from Parent.

    On the other hand, the following factors may weigh in favor of the substantive consolidation of Parent, on the one hand, and SRFG, on the other hand:

  Parent owns all of the outstanding stock of and will receive any dividends declared and paid by SRFG, and Parent and SRFG have certain common officers.
  An integration of business functions between Parent, on the one hand, and SRFG, on the other hand, will exist to the extent summarized in this paragraph. Currently, SRFG has operated for the exclusive purpose of providing financing for Parent. SRFG will not have any individual employees, and SRFG's day-to-

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

day business operations with respect to the Receivables (and other related rights) will be conducted through Parent in its capacity as Servicer pursuant to the terms and conditions of the Pooling and Servicing Agreement. As part of such terms and conditions, Parent (in its capacity as Servicer) may enter into certain modifications of Receivables on behalf of SRFG, for the benefit of SRFG.

  The books, records (other than computer records and published financial statements) and agreements of Parent relating to the Receivables (and other related rights) are not and will not be segregated by Parent from other documents and agreements relating to other Parent receivables and are not and will not be stamped or marked to evidence that the Receivables (and other related rights) have been transferred to SRFG. However, as noted, such books, records and agreements will generally not be made available to creditors of Parent except in conjunction with marked computer files. There may also be a limited and circumscribed commingling by Parent of cash collections from the Receivables (and other related rights) with its funds.
  Parent will issue consolidated financial statements that include SRFG.

    In our view, none of these factors, taken alone or together, justifies consolidation. First, in our view, Vecco factors should not be analyzed in a vacuum, but instead should be analyzed to determine, under the doctrine of Kheel, whether the "interrelationships of the group are hopelessly obscured" to a point at which it is neither possible nor economically efficient to attempt to unscramble such interrelationships. 369 F.2d at 847. Based on the foregoing, that would not be the case in the context of the Transactions because the assets and liabilities of each entity should always be readily and inexpensively identifiable, and the entities, on balance, will be held out as separate entities. Case law is consistent with this conclusion. In re Snider Bros., 18 B.R. 230 (Bankr. D. Mass. 1982), indicates, for example, that where such interrelationships are not so hopelessly obscured, the assets and liabilities should be allocated between and among the various entities, and creditors should be entitled and limited to their respective asset "pool" for the payment of their claims. We believe that an appropriate consideration of the referenced negative factors should not require a contrary conclusion.

    With respect to item A above, common ownership and control is not a sufficient basis on its own to justify substantive consolidation. SeeIn re Donut Queen, Ltd., 41 B.R. 706, 710 (Bankr. E.D.N.Y. 1984) (substantive consolidation denied where, notwithstanding unity of ownership and interest, insufficient evidence of creditors' awareness of interrelatedness or treatment as unified entity). Moreover, corporations typically have wholly owned subsidiaries or other related entities with common officers and directors, and yet the separate identity of those subsidiaries is normally respected.

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SRFG, Inc.
[Closing Date]

    Although Parent will transact business with and, solely with respect to its actions as Servicer (including with respect to entering into modifications), for SRFG as described above, the weight of the case law does not find those types of arrangements unacceptable as long as corporate formalities are honored and the assets and liabilities of Parent and SRFG can be readily and inexpensively identified, as contemplated here. Specifically, In re Snider Bros., supra, provides authority for the proposition that some evidence of integration of the businesses of related entities and the existence of intercorporate loans, in and of themselves, are not sufficient to justify substantive consolidation. It should also be noted that SRFG's business will not be exclusively with Parent, in that its assets will consist of obligations from third party Obligors and the substantial portion of its anticipated creditors (investors) are not affiliated with Parent and have relied on its separate existence.

    Parent's rights and powers as a Servicer as described above should not require consolidation, because those powers are circumscribed by various contractual restrictions, including the obligation that collection activity generally be exercised consistent with industry norms.

    As indicated, commingling of assets is generally viewed as a negative factor, weighing in favor of substantive consolidation. However, with respect to Parent and SRFG, wholesale commingling of assets is not contemplated and is clearly not permitted by the Agreements. Instead, the contemplated commingling of cash is expressly circumscribed by such documents and is similar to cash management systems frequently employed by separate, yet affiliated entities. See In re Hillsborough Holdings Corp., 166 B.R. 461 (Bankr. M.D. Fla. 1994) (refusing to pierce corporate veil even though debtor had centralized cash management system, intercompany loans, and other indicia of centralized control). Also, Parent's retention of the books and records pertaining to the transferred assets in its capacity as Servicer is intended to facilitate their collection. As long as this system does not lead to material confusion of the identity of assets (which is not expected to be the case),5 we do not believe that it would become a basis for consolidation.

5 Indeed, the commingling of collections is intended to be temporary, and thus, at any point, not only can the commingled proceeds be specifically identified, but such actual specific identification is expected to follow as a matter of course from a commingling of a brief duration. Also, while the books and records will not be affirmatively marked or physically segregated to indicate SRFG's ownership thereof, the computer records maintained by Parent pertaining to the transferred assets clearly will reflect SRFG's ownership of such assets and it is not expected that books and records generally will be made available to creditors (and other interested persons) of Parent, and in the rare instance when they are, they will be accompanied by marked computer records and they will be made so available for the sole purpose of verifying Parent's capacity and performance of its duties as Servicer.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

    With respect to item D set forth above, Vecco characterizes the presence of consolidated financial statements as a negative factor in the substantive consolidation analysis. In the instant case, Parent may issue consolidated financial statements that include SRFG. Vecco's designation of the presence of consolidated financial statements as a negative factor, in our view, reflects a concern that the use of such financial statement obscures the separate legal and business existence of the pertinent entities and is consistent with the notion that creditors, at least the ones who have reviewed such financial statements, dealt with such entities as a consolidated group. However, it is important to note that any such consolidated financial statements themselves will contain footnotes clearly disclosing the separate legal existence of SRFG, thus undercutting the argument that the creditors of Parent who received such consolidated financial statements could have reasonably dealt with such entities as a consolidated group. Moreover, the manner in which Parent and SRFG maintain their assets and liabilities otherwise facilitates their quick and inexpensive identification and the general way in which Parent and SRFG hold themselves out, including through the filing of the aforementioned UCC financing statements, otherwise facilitates the public recognition of SRFG as being an entity separate and distinct from Parent. Thus, in our opinion, the presence of consolidated financial statements, under the circumstances of the instant case, should not be dispositive in the substantive consolidation analysis.

    Second, even where Vecco "elements of consolidation" are viewed as the first step in a balancing test, for the reasons set forth below in the discussion of the Augie/Restivo and Auto-Train Tests, we do not believe, based on the consideration of such factors, that a balance of the equities would favor substantive consolidation in the context of the instant hypothetical case.

(b) Application of the Augie/Restivo Test to the Transactions.

    As noted in Appendix II hereof, a court might alternatively choose to analyze this transaction under the Augie/Restivo approach. Based on the facts set forth above, the two basic Augie/Restivo factors also weigh against substantive consolidation in the situation analyzed herein. The affairs of Parent, on the one hand, and SRFG, on the other hand, will not be so entangled that their assets and liabilities cannot be readily and inexpensively identified or that creditors should have reasonably relied on them as a consolidated group. On the contrary, the separate books and records of Parent and SRFG will enable their respective assets and liabilities to be readily and inexpensively identified, the UCC Financing Statements have been or will be publicly filed, Parent's consolidated financial statements will contain footnotes disclosing the transaction, the Obligors are not expected, individually or collectively, to be material creditors of Parent, and third parties, including particularly investors, will have relied on the identity of SRFG as a legal entity separate and distinct from Parent.

    Furthermore, the doctrine of substantive consolidation is based on equitable principles, and the substantive consolidation of Parent, on the one hand, and SRFG, on the other hand, would be inequitable and harmful to the creditors of SRFG and third parties that have dealt with SRFG.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

See, e.g., In re Flora Mir Candy Corp., 432 F.2d 1060 (2d Cir. 1970) (substantive consolidation should not be permitted where substantive consolidation would prejudice creditors who have actually relied on the separate corporate existence of one of the debtors); In re Gulfco Inv. Corp., 593 F.2d 921, 928 (10th Cir. 1979) ("[c]ourts have been reluctant to consolidate related corporations due to the possibility of creating an unfair program from the standpoint of creditors who have dealt with a corporation having a surplus . . ."); and Anaconda Bldg. Materials Co. v. Newland, 336 F. 2d 625 (9th Cir. 1964) (substantive consolidation denied where creditors of parent shown only to have relied on credit of parent and not also on credit of subsidiary corporation).

(c) Application of the Auto-Train Balancing Test to the Transaction

    The application of the Auto-Train test, which is set forth in Appendix II hereof, to the hypothetical cases here should not warrant the imposition of substantive consolidation. First, as indicated above, under an application of the Vecco factors, a proponent of substantive consolidation should have difficulty proving that a "substantial identity between the entities to be consolidated" exists.

    Second, even if a proponent were able to establish such a "substantial identity," the third parties that required and relied on the separate legal existence of SRFG in entering into the Transactions would likely be able to prove that the third parties relied on the separate legal existence of SRFG and that they would be prejudiced by the requested consolidation. Absent such third parties' consent (or lack of objection) to such a substantive consolidation,6 proponents of the imposition of substantive consolidation would likely not be able to prove that the benefits of consolidation "heavily" outweigh the harm that would be caused to such parties as a result of substantive consolidation. For example, the present and future creditors of either Parent or SRFG would likely not be able to prove that these transactions had an inequitable effect on them (see "Assumptions of Fact" above).7

  See e.g., In re Standard Brands Paint Co., 154 B.R. 563, 571-72 (Bankr. C.D. Cal. 1993).
  With respect to the possible equitable considerations in favor of non-consensual creditors of Parent and SRFG whose claims arise after the Transactions, we have not found any authority on point. However, generally, the rights of creditors (including future creditors) with respect to transfers of a debtor's property primarily are protected by the fraudulent conveyance doctrine, which is codified in Section 548 of the Bankruptcy Code and is incorporated in Section 544(b) to the extent that such rights (as well as other specific creditor avoidance remedies) are available under applicable nonbankruptcy law. Some courts have indicated that fraudulent conveyance concerns (and presumably other specific creditor avoidance rights) should be addressed pursuant to such specific statutes and not considered as a separate factor in the substantive consolidation analysis. See, e.g., In re Ford, 54 B.R. 145, 150 (Bankr. W.D. Mo. 1984). Cf. Norwest Bank Worthington v. Ahlers, 485 U.S. 197, 206 (1988) ("whatever equitable powers remain in the bankruptcy courts must and can only be exercised within the confines of the Bankruptcy Code"). Other courts have indicated that fraudulent conveyance concerns constitute a factor to be so considered, but do not indicate that such a factor would be dispositive, in and of itself, on the substantive consolidation issue. See, e.g., Maule Industries v. Gersel, 232 F.2d 294, 297 (5th Cir. 1956), cited in Collier on Bankruptcy &para; 1100.06, at 1100-33 n.7. In any event, in the instant case, the Transactions should not constitute a fraudulent conveyance (see Assumptions of Fact contained above). On the contrary, as indicated above, the Transactions are intended to leave Parent solvent, with sufficient capital for its foreseeable needs, and with Parent intending to and believing that it can pay its debts as they mature. Consequently, we do not believe that the equitable considerations, if any, in favor of such future creditors would heavily outweigh the equities in favor of the Trustee, who will enter into the Transactions in reliance on the separate legal existence of SRFG.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

    Moreover, for the reasons set forth in Appendix II hereof, we consider Augie/Restivo to be a better reasoned and more persuasive authority than Auto-Train or Eastgroup Properties v. Southern Motel Ass'n to the extent that either the Auto-Train test or the dicta of the latter decision suggest a more relaxed standard for the application of the substantive consolidation doctrine than that enunciated in Augie/Restivo.

III. OPINIONS EXPRESSED

A.  Opinions

    Based on the reasoning and subject to the assumptions, qualifications and limitations set forth in this letter, it is our opinion that:

  In a properly presented and decided case, (i) a court would determine that the transfer of the Receivables (and other related rights) by Parent pursuant to the Transfer Agreements constitute either a sale or valid contribution of such Receivables to SRFG by Parent, as opposed to a loan; and (ii) therefore, in the event of a filing of a petition for relief by or against Parent under the Bankruptcy Code, such Receivables (and other related rights) and proceeds thereof would not be property of Parent's bankruptcy estate, under Section 541 of the Bankruptcy Code, and the bankruptcy court would not compel the turnover of such Receivables (and other related rights) and proceeds thereof by SRFG to Parent under Section 542 of the Bankruptcy Code;
  In a properly presented and decided case, in the event Parent became a debtor in a voluntary or involuntary bankruptcy case under the Bankruptcy Code, the bankruptcy court would not substantively consolidate the assets and liabilities of SRFG with those of Parent; and

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

  As a consequence of our conclusions in paragraphs 1 and 2, in the event Parent became a debtor in a voluntary or involuntary bankruptcy case under the Bankruptcy Code, in a properly presented and decided case, the bankruptcy court would determine that payments on the Receivables originated by Parent and not in its possession would not be subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code.

B. Certain Qualifications

    We wish to re-emphasize that the existing reported decisional authority is not conclusive as to the relative weight to be accorded to the factors present in the Transactions and fails to provide consistently applied general principles or guidelines with which to analyze all of the factors present in the Transactions. Instead, judicial decisions in this area are usually made on the basis of an analysis of the facts and circumstances of the particular case. Furthermore, there are facts and circumstances present in the Transactions which we believe to be relevant to our conclusion but which, because of the particular facts at issue in the reported cases, are not generally discussed in the reported cases as being material factors. We note that a court's decision regarding matters upon which we opine herein is based on the court's own analysis and interpretation of the factual evidence before the court and of applicable legal principles. Consequently, this opinion is not a prediction of what a particular court (including any appellate court) reaching the issue on the merits would hold but instead is our opinion as to the proper result to be reached by a court applying existing legal rules to the facts as properly found (and consistent with the assumptions set forth herein) after appropriate briefing and argument.8 Moreover, the authorities we have examined contain certain cases and authorities that are arguably inconsistent with our conclusions expressed herein. These cases and authorities are, however, in our opinion, distinguishable in the context of the Transactions.

    We note that legal opinions on bankruptcy law matters unavoidably have inherent limitations that generally do not exist in respect of other legal issues on which opinions to third parties are

8 Consistent with the foregoing, this opinion also is not a prediction that an appellate court would necessarily reach the merits of any appeal of an adverse determination by a bankruptcy court of the matters upon which we opine herein. For example, such a bankruptcy court determination may be contained in an Order confirming a plan or reorganization or may otherwise be subject to the assertion of the doctrine of "equitable mootness"; in such an instance, if the bankruptcy court determination were not stayed pending appeal (which, even if a court were inclined to grant such a stay, would generally require the posting of a substantial bond as a condition thereof) and if the plan were substantially consummated, an appellate court might dismiss the appeal on "equitable mootness" grounds without ever reaching the merits of the appeal. We do not purport to address whether there are other ways that such an adverse determination by a bankruptcy court could evade appellate review of the merits of the determination.

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

typically given. These inherent limitations exist primarily because of (1) the pervasive equity powers of bankruptcy courts; (2) the overriding goal of reorganization to which a bankruptcy court, purporting to exercise its equity powers, may subordinate other legal rights and policies (even though such a subordination would appear to be inconsistent with established legal claims and rights under applicable nonbankruptcy law and even though such equity powers arguably do not permit such a subordination); (3) the potential relevance to the exercise of judicial discretion of future-arising facts and circumstances; and (4) the nature of the bankruptcy process. The recipients of this opinion should take these limitations into account in analyzing the bankruptcy risks associated with the subject transaction.

    We wish to point out that we are not expressing in this opinion letter any opinion as to perfection or priority of any ownership interest or security interest in the Receivables or any proceeds thereof. We note that we have addressed these matters in another opinion of even date that is addressed to you.

    Consistent with our statement on page 2 hereof that we express no opinion as to any matter other than the matters specifically addressed herein, in the event Parent were to become a debtor under the Bankruptcy Code and some party were to assert that the beneficial interest in and legal title to the Receivables were part of Parent's estate or that Parent had actual or constructive possession of the Receivables (and other related rights), we express no opinion as to how long SRFG or the Trustee would be denied possession of Receivables or collections of Receivables in Parent's possession before the validity of such an assertion could be finally decided. We also express no opinion as to whether, in the event it were asserted that the beneficial interest in and legal title to the Receivables and the collections were part of Parent's bankruptcy estate, a court would permit Parent to use collections of Receivables in its possession without the consent of SRFG or the Trustee, either before deciding the issue or pending appeal after a decision adverse to SRFG.

    We also express no opinion as to the availability or effect of a preliminary injunction, temporary restraining order or other such temporary relief affording delay pending a determination on the merits; by such reservation, however, we do not imply that we believe that such equitable relief would ultimately be available to prevent enforcement of the transaction.

    All of the foregoing analysis and its conclusions are premised upon, and limited to, the law and the structure of the proposed financing in effect as of the date of this letter. Furthermore, we note that a court's decision regarding matters upon which we opine herein would be based on the court's own analysis and interpretation of the factual evidence before the court and of applicable legal principles.

    Whenever a statement in this letter is qualified by "known to us," "to our knowledge" or similar phrase, it indicates that in the course of our representation of Parent and SRFG in connection with the Transactions, no information that would give us current actual knowledge of the

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Mayer, Brown & Platt

SRFG, Inc.
[Closing Date]

inaccuracy of the statement has come to the attention of the attorneys in this firm who have rendered legal services in connection with the Transactions. We have not made any independent investigation to determine the accuracy of such statements, except as expressly described herein, and no inference as to our knowledge of any matters bearing on the accuracy of such statements should be drawn from the fact of our representation of Parent or SRFG in other matters in which such attorneys are not involved.

    This opinion is furnished to you in connection with the Transactions and is not to be used or relied upon by any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that Sears, Roebuck and Co., each of the underwriters for the Series _______ Certificates identified in the ________ prospectus for those Certificates; Standard & Poor's Ratings Services, Moody's Investors Service, Inc., Fitch, Inc., and Bank One, National Association may rely upon each of the foregoing opinions as if such opinions were addressed to them. This opinion speaks solely as of the date hereof and is based solely upon current laws and regulations, and we have not undertaken any obligation to update this opinion in the event of changes thereto or additional legislation.

Very truly yours,

MAYER, BROWN & PLATT

RFH/TAM

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Appendix I

TRUE CONVEYANCE

    The commencement of a bankruptcy case creates an estate.1 As a general rule, a debtor's estate is comprised of all legal and equitable interests of the debtor as of commencement of the case.2 The converse of this rule is that property in which the debtor holds no legal or equitable interest, as of the commencement of the case, is not property of the estate3 and, absent some other basis for the court's jurisdiction, is not subject to the jurisdiction of the bankruptcy court.4

    Whether, and the extent to which, a debtor's interest in property is part of its bankruptcy estate are governed by the Bankruptcy Code.5 The substantive parameters of such legal and equitable

1     11 U.S.C.A. § 541(a) (1994).

2     Id. For a general discussion of the concept of property of the estate, see 4 Collier on Bankruptcy ch. 541, at 541-1 to 541-118 (15th ed.).

3     See 11 U.S.C.A. §§ 541(b), (d) (1994). Section 541(d) provides that if a debtor has only legal title to property, only that interest becomes property of its bankruptcy estate. However, some courts have held that the debtor's estate can be expanded through the bankruptcy trustee's use of Section 544(a) of the Bankruptcy Code even if the debtor only has legal title in the property in question. See, e.g., Belisle v. Plunkett, 877 F. 2d 512 (7th Cir.), cert. denied, 110 S. Ct. 241 (1989); but seeIn re Quality Holstein Leasing, 752 F.2d 1009 (5th Cir. 1985). In such an instance, whether the transfer has been perfected against certain types of hypothetical third parties such as judgment lien creditors and, in the case of real property, a bona fide purchaser would become of paramount importance, and if the transfer were unperfected against such hypothetical third parties as of the date of the commencement of the transferor's bankruptcy case, it could lead to the transferred assets being brought back into the transferor's bankruptcy estate. In this connection, we refer you to our opinion of even date and addressed to you relating to perfection and priority of the transfers from Parent to SRFG (among other things).

4     Compare In re Contractors Equip. Supply Co., 861 F.2d 241, 245 (9th Cir. 1988) ("Because the assignment involved only a security interest and did not transfer title, [the debtor] retained an interest in the account receivable even after [the secured creditor's] notice to [the account debtor]. This interest was sufficient to bring the account receivable into the debtor's reorganization estate.") (citation and footnote omitted) with In re Southwest Freight Lines, Inc., 100 B.R. 551, 555 (D. Kan. 1989) (where debtor effectively conveyed its accounts receivable to creditor prepetititon and confirmed postpetition that it had no equity in such accounts receivable, the bankruptcy court "was correct in holding that it lacked subject matter jurisdiction over the accounts and that the [bankruptcy] Trustee lacked standing to bring the adversary proceedings" to attempt to collect the accounts).

5     See, e.g., In re Crysen/Montenay Energy Co., 902 F.2d 1098, 1101 (2d Cir. 1990) (citing In re Howard's Appliance Corp., 874 F.2d 88, 93 (2d Cir. 1989)).

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equitable interests, however, are generally governed by applicable nonbankruptcy law.6 Thus, whether a transaction constitutes a true transfer of assets to another entity or a secured loan to or from that entity will be determined not by the provisions of the Bankruptcy Code, but instead by applicable state law. Therefore, the determination of whether the bankruptcy estate of an originator of financial assets would include the assets contributed by that originator to its affiliate depends upon whether such originator retained any interest in those assets under applicable nonbankruptcy law after the originator transferred them to its affiliate.

    We have determined that there is not any definitive judicial authority conclusively characterizing transactions such as the sales of financial assets by an originator to its affiliate in a two-tier securitization transaction similar to the one on which we opine in this letter as either "true conveyances," on the one hand or as a loan or some other transaction, on the other hand, and thus, our opinion in the text of this letter is based on the reasoning and subject to the limitations and qualifications in the following paragraphs. In the absence of any such clear authority, it appears (and you have permitted us to assume) that a court would analyze the issue under state law "true sale" cases.

    As indicated, this Section assumes that a court would look to the "true sale" nonbankruptcy case law for guidance in determining whether or not the purported sale of the assets constituted a true sale. Judicial reasoning in decisions which analyze the issue of whether a given transaction constitutes a true sale or a secured loan tends to be fact specific. However, two approaches can

6     See Patterson v. Shumate, 112 S. Ct. 2242, 2246-47 (1992); Butner v. United States, 440 U.S. 48 (1979) (bankruptcy court should not create federal rule for determining relative rights to rents from real property subject to bankruptcy proceeding but should follow state law as closely as possible). See also Barnhill v. Johnson, 112 S. Ct. 1386, 1389 (1992) ("[i]n the absence of any controlling federal law, 'property' and 'interests in property' are creatures of state law"); In re Crysen/Montenay Energy Co., 902 F.2d at 1101 ("whereas federal law instructs us that the action for the missing oil may constitute property of Crysen's estate, state law determines whether Crysen's interest in the cause of action is sufficient to confer on the estate a property right in the action"); Contractors Equip. Supply, supra n. 4, 861 F.2d at 244 ("[w]hether a debtor in possession has an interest in property is determined by state law") (citation omitted).

However, it should also be recognized that bankruptcy courts, as courts of equity, have the power to recharacterize a transaction based upon substance rather than form. E.g., In re Omne Partners II, 67 B.R. 793, 795, 797 (Bankr. D.N.H. 1986) ("It is well established that a bankruptcy court, as a court of equity, may 'look through form to substance' in determining the true nature of a transaction relating to rights of parties against a bankruptcy estate. . . . I do not believe, however that bankruptcy judges have a warrant from Congress to run roughshod over the economic landscape recharacterizing commercial transactions entered into by sophisticated parties--restating them in terms of their 'economic substance' contrary to their negotiated and agreed form--in the absence of some triggering factor permitting such recharacterization, i.e., an actual ambiguity in the documentation, a substantial factual dispute as to the intent of the parties, or some 'disguise' or 'misleading' aspect to the transaction.")

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be distinguished. Several courts have given presumptive weight to the intent of the parties (the "First Approach").7

    Other courts, seeking the "true nature" of a transaction, have regarded the parties' intent as only one attribute of a transaction and have adopted an approach that balances those attributes of a transaction indicative of a true sale against those attributes indicative of a secured loan in order to determine whether the transaction more nearly resembles a true sale or a secured loan (the "Second Approach").8 Among such factors considered are: the amount of recourse, if any, to the seller for credit and interest rate risk; the right or obligation, if any, of the seller to repurchase the assets; and the amount of control the seller retains, or is perceived to retain, over the administration of the assets, post-closing. Courts have varied in the importance attributed to each of the foregoing activities in determining how to characterize a transaction. Courts have found transactions to be true sales despite the absence of notice to obligors and the continued servicing of the financial assets by the seller.9 Other courts, however, while usually relying on

7     Generally, with regard to courts that have adopted the First Approach, where commercially sophisticated parties have characterized transactions as sales and have acted consistently with that characterization, courts have been unwilling to disturb that characterization even though the transactions may also bear certain attributes of secured loans. Thus in In re Kassuba, 562 F.2d 511 (7th Cir. 1977), the court concluded, in upholding the transaction at issue as a sale, that the "real" intent of the parties is controlling as long as the characterization of the transaction by the parties is supported by the facts. Similarly, in In re OMNE Partners II, the court, in upholding that transaction as a sale, concluded that the key factual issue was the intent of the parties. A showing that the parties intended the transactions to be a sale would have to be rebutted by "clear and convincing evidence" that the transaction was understood by the parties to be, and had the economic substance of, a secured financing. 67 B.R. at 795. While this standard suggests that where the parties intend a true sale, courts will uphold the characterization of the transaction by the parties, it does leave room for the court to analyze each such transaction on a case by case basis. Fox v. Peck Iron & Metal Co., 25 B.R. 674 (Bankr. S.D.Cal. 1982). In Fox, a court looking to the intent of the parties and using the clear and convincing evidence test nevertheless found that the transaction at issue was a secured financing. See alsoIn re Nite Lite Inns, 13 B.R. 900 (Bankr. S.D. Cal. 1981). See D. de Hoyos, "The Intent of the Parties as the Primary Determinant" inSecuritization of Financial Assets § 5.03[C] (J. Kravitt, 2d ed., 1997) (hereinafter cited as the "Treatise") for a detailed discussion of this First Approach.

8     The court looked at the true nature of the transaction in Major's Furniture Mart, Inc. v. Castle Credit Corp., 602 F.2d 838 (3d Cir. 1979) (where the court concluded that the facts were indicative of a financing rather than a true sale). Another court in In re Evergreen Valley Resort, Inc., 23 B.R. 659 (Bankr. D. Me. 1982) attempted to identify those factors indicative of a security interest and those indicative of an ownership interest. Both of these courts engaged in an analysis that balanced those attributes of the transaction indicative of a secured loan. See Treatise § 5.03 [D] for a detailed discussion of the Second Approach.

9     See Bear v. Coben (In re Golden Plan of Cal.), 829 F.2d 705, 709 (9th Cir. 1986) (non-recourse sale of financial assets, seller received fee for servicing); Stratford Financial Corp. v. Finex Corp., 367 F.2d 569, 571 (2d Cir. 1966) (full recourse sale; seller bore costs of servicing); In re Mortgage Funding Inc., 48 Bankr. 152, 153 (Bankr. D. Nev. 1985) (full recourse sale; seller received fee for servicing); Deutscher v. Tennesco, Inc. (in re So. Indus. Banking Corp., 45 Bankr. 97 (Bankr. E.D. Tenn. 1984) (non-recourse sale of financial assets; seller received fee for servicing); In re Federated Dep't Stores, Inc. & Allied Stores Corp., Nol. 1-90-00130, slip op., at 3-4 (Bankr. S.D. Ohio, July 26, 1990) (court noted "valid business reasons" not to notify obligors); In re Carter Hawley Hale Stores, No. LA 91-64140 JD, slip op. at 8 (Bankr. C.D. Cal., Apr. 8, 1991) (court noted the purchaser's ability to remove the seller as servicer in agreed-upon circumstances); and A.B. Lewis Co. v. National Invest. Corp. of Houston, 421 S.W.2d 723, 726, 728 (Tex. Civ. App. - Houston [14th Dist.] 1967) (full recourse sale; court noted testimony as to seller's desire to perform servicing in order to keep in contact with customers in the hope of obtaining repeat business).

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the presence of full recourse,10 cited these factors in finding purported transfers to be secured loans.11 We are aware of only one reported decision that has held that a transfer without any credit recourse was a secured loan.12 As indicated above, the results of an application of the Second Approach to the transfers involved in a transaction, including a securitization transaction, will depend upon the court's own analysis and balancing of the facts and circumstances pertaining to such transfer in the context of the consideration of such factors.

10     The existence of a large reserve and full recourse was important to the Major's court in determining that the transaction in that case resembled a secured financing. Major's Furniture Mart, Inc. v. Castle Credit Corp. supra. The Major's court indicated, however, that it was not the existence of recourse but rather the nature and extent of such recourse that was determinative. There are a few cases where a court has found the presence of full recourse not to disqualify the transaction from being a true sale. See A.B. Lewis v. National Investment Corp. of Houston, 421 S.W.2d 723 (Tex. Civ. Ct. App. 1967). But see 2 Gilmore, Security Interests in Personal Property § 44.4, at 1230 (1965) (where the author says that any recourse causes a sale to be a loan). It should be noted that Official Comment 4 to Section 9-502 of the UCC provides "that there may be a sale of accounts even though recourse exists."

11     See Blackford v. Commercial Credit Corp., 263 F.2d 97, 106 (5th Cir. 1959) (servicing by seller is one of several factors mentioned, including full recourse and a guaranteed rate of return); In re American Fibre Co., 206 F. 309, 317 (E.D. Ky. 1913) (full recourse sale; court noted that the seller bore all costs of servicing); Abeloff v. Ohio Fin. Co., 313 Mich. 568, 21 N.W.2d 856, 857, 861 (1946) (full recourse sale; court noted that the seller bore all costs of servicing).

12     In re Alda Commercial Corp., 327 F. Supp. 1315 (S.D.N.Y. 1971) (even though the purchaser had no recourse to the seller for credit quality or for yield on defaulted receivables, court found a loan to have been made, apparently based on (i) the seller's control of servicing and collections, (ii) the absence of notice to obligors of the transfer and (iii) the right of the purchaser to receive a fixed rate of return in respect of the underlying non-defaulted floating rate receivables (i.e., a limited recourse for yield)).

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Appendix II

SUBSTANTIVE CONSOLIDATION

1. Substantive Consolidation Generally

    The doctrine of substantive consolidation refers to the power of a bankruptcy court to consolidate the assets and liabilities of separate, but related, entities.1 When substantive consolidation is ordered by the bankruptcy court, the combined assets and liabilities of the consolidated entities are treated as though held and incurred by one entity. See, e.g., Chemical Bank New York Trust

1     Some courts have held that the invocation of the doctrine of substantive consolidation is not limited to the situation where the related entities are all debtors in pending bankruptcy cases. If an affiliation is "nothing but a sham and a cloak," Sampsell v. Imperial Paper & Color Corp., 313 U.S. 215, 217 (1941), then courts will "pierce the corporate veil" so as to combine the assets of a debtor and a non-debtor, although subsequent cases have combined the assets and liabilities of a debtor with a non-debtor under substantive consolidation, instead of alter ego, principles. See, e.g., Kroh Bros. Dev. Co. v. Kroh Bros. Management Co. (In re Kroh Bros. Dev. Co.), 117 B.R. 499, 501-02 (W.D. Mo. 1989) ("KBDC"); Munford, Inc. v. TOC Retail, Inc. (In re Munford, Inc.), 115 B.R. 390, 397-98 (Bankr. N.D. Ga. 1990). SeealsoIn re Tureaud, 45 B.R. 658 (Bankr. N.D. Okla. 1985). Butsee, e.g., In re DRW Property Co., 54 B.R. 489, 497 (Bankr. N.D. Tex. 1985); In re Alpha & Omega Realty, Inc., 36 B.R. 416, 417-418 (Bankr. D. Idaho 1984) (motion seeking substantive consolidation of non-debtor with debtor denied); Feldman v. Trustees of Beck Indus., Inc. (In re Beck Indus., Inc.), 479 F.2d 410, 419 (2d Cir.), cert.denied, 414 U.S. 858 (1973). SeealsoIn re Julien Co., 120 B.R. 930, 936-38 (Bankr. W.D. Tenn. 1990) (refusing to substantively consolidate non-debtor individual with corporate debtor, particularly where consolidation was sought by motion instead of adversary proceeding). This opinion is limited to a discussion of principles as developed and articulated in decisions applying the substantive consolidation doctrine and does not purport to canvas "alter ego", instrumentality, enterprise, or similar "piercing the corporate veil" case law decided under applicable nonbankruptcy law.

It should be noted that where a non-debtor is substantively consolidated with a debtor or where a debtor is substantively consolidated with another debtor whose bankruptcy case was not commenced on the same date as its own, nunc pro tunc or "retroactive" substantive consolidation, if ordered as part of such substantive consolidation, will affect, for example, the calculation of avoidance periods under Sections 547 (preference) and 548 (fraudulent conveyance) of the Bankruptcy Code, as well as the determination of the "petition date" for the purposes of the exercise of a bankruptcy trustee's "strong-arm powers" under Section 544 of the Bankruptcy Code. See, e.g., Drabkin v. Midland-Ross Corp. (In re Auto-Train Corp. Inc. ("Auto-Train"), 810 F.2d 270, 275-78 (D.C. Cir. 1987); KBDC, 117 B.R. at 501-02. A bankruptcy court may order substantive consolidation to be nunc pro tunc or retroactive only in extraordinary situations. See, e.g., Auto-Train, 810 F.2d at 275-278; but see First Nat'l Bank v. Rafoth (In re Baker & Getty Fin. Servs., Inc.), 974 F.2d 712, 720-21 (6th Cir. 1992) (the court rejected the Auto-Train balancing analysis in favor of a strict rule that whenever substantive consolidation is ordered, the "petition date" for the consolidated debtors shall be the date the first bankruptcy petition was filed).

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Co. v. Kheel, 369 F.2d 845, 847 (2d Cir. 1966) ("Kheel").2 Except as discussed below, we have been unable to locate any decision that applies the doctrine to the type of parties, and otherwise in the context of the transactions, at issue in the instant case. Consequently, we are compelled to rely, for purposes of our opinion set forth in the text of this letter, on the case law that applies the doctrine, which continues to evolve, in other factual contexts.

    Apart from the reference in Section 302(b) of the Bankruptcy Code (requiring the court to determine whether the estates of a husband and wife should be substantively consolidated), substantive consolidation is not expressly provided for either under the Bankruptcy Code or the Federal Rules of Bankruptcy Procedure. However, it has long been established that the bankruptcy court, in the exercise of its equitable jurisdiction, has the power to order substantive consolidation of separate estates in proper circumstances. See, e.g., In re Vecco Construction Industries, Inc., 4 B.R. 407, 409 (Bankr. E.D. Va. 1980).3 It has also historically been held that substantive consolidation should be granted "sparingly" and in "rare case[s]," since it can work harsh inequities on the creditors of the respective estates. Kheel, 369 F.2d at 847. See also In re Continental Vending Machine Corp., 517 F.2d 997, 1001 (2d Cir. 1975), cert. denied, 424 U.S. 913 (1976); In re Commercial Envelope Mfg. Co., Inc., 14 C.B.C. 191, 195 (S.D.N.Y. 1977); and In re Lewellyn, 26 B.R. 246, 251 (Bankr. S.D. Iowa 1982). Indeed, the Congress that enacted the provision dealing with substantive consolidation of estates of married persons stated that the aforementioned provision was not to be viewed as a license to consolidate estates to the

2     The doctrine of substantive consolidation differs fundamentally from the doctrine of procedural consolidation, which pertains only to joint case administration matters involving cases of related debtors pending in the same court. See Federal Rule of Bankruptcy Procedure 1015. Procedural consolidation does not subject the assets of each of the debtors to the liabilities owing by all of the other debtors. See, e.g., Unsecured Creditors Comm. v. Leavitt Structural Tubing Co., 55 B.R. 710, 711-12 (N.D. Ill. 1985) ("procedural consolidation is merely a matter of convenience and cost saving; it does not create substantive rights . . . . [T]he Committee could have sought substantive consolidation which would have given it standing to appeal in this case"), aff'd, 796 F.2d 477 (7th Cir. 1986). We express no opinion as to whether a bankruptcy court presiding over cases commenced under the Bankruptcy Code against Parent and SRFG would order a joint administration of the estates of those entities pursuant to Federal Rule of Bankruptcy Procedure 1015(b) or any local variation thereof.

3     The equitable powers of a bankruptcy court under the Bankruptcy Code were expressly recognized in the original jurisdictional grant contained in 28 U.S.C. § 1471, repealed by Bankruptcy Amendments and Federal Judgeship Act of 1984, Pub. L. No. 98-353, 98 Stat. 333, 334. Such statute was repealed in the wake of Northern Pipeline Construction Co. v. Marathon Pipe Line Co., 458 U.S. 50 (1982). A remaining statutory source of such equitable powers appears to be 11 U.S.C. § 105(a) (West Supp. 1992), which provides, in relevant part, that "[t]he court may issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of [the Bankruptcy Code]." SeeWalter E. Heller & Co. v. Langenkamp (In re Tureaud), 59 B.R. 973, 975 (N.D. Okla. 1986); In re Richton Int'l Corp., 12 B.R. 555, 557 (Bankr. S.D.N.Y. 1981).

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detriment of creditors. H.R. Rep. No. 595, 95th Cong., 1st Sess. at 231 (1977), reprinted in 1978 U.S. Code Cong. & Admin. News 6191.

    Consistent with this admonition, bankruptcy and appellate courts have held that substantive consolidation is appropriate in the limited circumstance where, based on the facts and circumstances of the particular case, the invocation of the doctrine is the only equitable method available for the court to administer the debtors' estates. For example, in Kheel, 369 F.2d at 847 the court stated:

Yet in the rare case such as this, where the interrelationships of the group are hopelessly obscured and the time and expense necessary even to attempt to unscramble them so substantial as to threaten the realization of any net assets for all the creditors, equity is not helpless to reach a rough approximation of justice to some rather than deny any to all.

See also In re Continental Vending Machine Corp., 517 F.2d at 1001 (substantive consolidation based on infeasibility and expense of separate proceedings); Soviero v. Franklin Nat'l Bank, 328 F.2d 446 (2d Cir. 1964) (substantive consolidation based on extensive commingling of assets and business operations); In re Commercial Envelope Mfg. Co., Inc., 14 C.B.C. 191 (S.D.N.Y. 1977) (substantive consolidation based on impossibility of segregating assets and liabilities of debtor corporations without prohibitive cost).4

    In several subsequent cases, bankruptcy courts listed certain factual considerations, the presence of which may suggest that the interrelationships of a particular corporate group were so obscured that they could not be disentangled. In In re Vecco Construction Industries, Inc., 4 B.R. at 410, the Court listed the following seven factors as significant in considering a claim for substantive consolidation: (1) degree of difficulty in segregating assets and liabilities; (2) presence of consolidated financial statements; (3) increased profitability due to consolidation at a single physical location; (4) commingling of assets and business functions; (5) unity of interests and ownership; (6) existence of intercorporate guaranties on loans; and (7) transfer of assets without observance of corporate formalities. AccordIn re Food Fair, Inc., 10 B.R. 123, 126 (Bankr. S.D.N.Y. 1981).5

4     See alsoIn re Frontier Airlines, Inc., 93 B.R. 1014, 1016 (Bankr. D. Colo. 1988) ("The evidence established that virtually all transactions had been undertaken through Frontier and that the books and records of the companies did not clearly define the separate assets and liabilities such that a complete financial separation of the entities would be difficult to accomplish."); Goldman v. Haverstraw Assocs. (In re R.H.N. Realty Corp.), 84 B.R. 356, 358 (Bankr. S.D.N.Y. 1988) (no evidence was presented from which court could conclude that "the interrelationship of the Haverstraw partnership and the debtor corporation was so hopelessly obscured that the financial affairs of the partnership could not be unscrambled from those of the debtor corporation"); In re Ford, 54 B.R. 145, 147-49 (Bankr. W.D. Mo. 1984) (evidence was not sufficient to prove that entities were "indistinct").

5     See also In re Gainesville P-H Properties, Inc., 106 B.R. 304, 306 (Bankr. M.D. Fla. 1989) ("Other courts have looked to three additional factors when considering consolidation: (i) the entities have common officers and directors; (ii) a subsidiary transacts business solely with its originator; (iii) both entities disregard the legal requirements of the subsidiary as a separate corporation"), citingPension Benefit Guar. Corp. v. Ouimet Corp., 711 F.2d 1085, 1093 (1st Cir.), cert.denied, 464 U.S. 961 (1983).

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    The substantive consolidation cases under the Bankruptcy Act of 1898 (the "Bankruptcy Act") remain applicable under the Bankruptcy Code since in each case it is a court's equitable power that is applied. SeeIn re Snider Bros., Inc., 18 B.R. 230 (Bankr. D. Mass. 1982).6 However, recent Bankruptcy Code cases have questioned the Vecco delineation of "elements of consolidation" in favor of a test balancing "economic prejudice of continued debtor separateness versus the economic prejudice of consolidation." In re Snider Bros., Inc., 18 B.R. at 234. See also In re F.A. Potts & Co., 23 B.R. 569, 572, 574 (Bankr. E.D. Penn. 1982) (substantive consolidation of two interrelated coal companies upon finding of "need for substantive consolidation and that the benefits of substantive consolidation outweigh any harm that may be caused thereby"); In re Lewellyn, 26 B.R. 246, 249, 251 (Bankr. S.D. Iowa 1982) (substantive consolidation ordered following finding, interalia, that "economic prejudice that might be visited on some creditors of either estate, if any, is outweighed by the economic prejudice all creditors would suffer by reason of the cost of the administering of two estates by adversary trustees"); In re Luth, 28 B.R. 564, 568 (Bankr. D. Idaho 1983) (substantive consolidation ordered where "advantages of consolidation outweigh any possible prejudice to creditors"); In re Tureaud, 45 B.R. 658, 661, 663 (Bankr. N.D. Okla. 1985) (substantive consolidation ordered where no prejudice to creditors because of inability to reconcile and separate the debtors' financial affairs).7

6     Yet, it should be noted that Supreme Court cases in other contexts have indicated that a bankruptcy court's equitable power under the Bankruptcy Code is not unfettered. See, e.g., Norwest Bank Worthington v. Ahlers, 485 U.S. 197, 206 (1988) ("whatever equitable powers remain in the bankruptcy courts must and can only be exercised within the confines of the Bankruptcy Code") ("Ahlers").

7     See also In re Steury, 94 B.R. 553, 557 (Bankr. N.D. Ind. 1988) ("The Trustee has not demonstrated any need for the total consolidation of these estates. The assets and liabilities of the debtors and their financial affairs are not so hopelessly intertwined that they cannot be untangled. The Trustee has, however, demonstrated a need for consolidation, to the extent that joint creditors can reach the proceeds of entireties real estate. . . . The court concludes that the need for [this partial] consolidation outweighs whatever harm it might create"); Holywell Corp. v. Bank of New York, 59 B.R. 340, 348 (S.D. Fla. 1986), aff'd, 826 F.2d 1010 (11th Cir. 1987), vacated and remanded on mootness grounds, 838 F.2d 1547, 1558 (11th Cir.) (denovo review of entire record resulted in finding of no prejudice arising from substantive consolidation), cert. denied, 488 U.S. 823 (1988); In re DRW Property Co. 82, 54 B.R. 489, 497 (Bankr. N.D. Tex. 1985) ("the interrelationships of the Debtor entities are not obscured to the point that the projected expense to unscramble them further would threaten any recovery whatsoever by the creditors. . . . The Court further finds that the harm which creditors will experience as a result of substantive consolidation in this case will outweigh any benefits which it will provide to the parties concerned.") (citation omitted).

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However, even in these recent cases, the essential "elements of consolidation" were often applied in determining economic prejudice or as a supplemental test, and substantive consolidation was only ordered in cases where there had been extensive intermingling of corporate assets or of business functions. For example, in the first of these Bankruptcy Code cases which espoused an economic balancing test, In re Snider Bros., 18 B.R. at 239, the bankruptcy court denied substantive consolidation of six related corporations after finding that "there is no evidence to suggest that these debtors had so entangled their financial structures as to make separation of them impossible." In that case, the court considered the Bankruptcy Act cases discussed above and found that the operations of the debtors "were not so hopelessly obscured as to render meaningless an accounting of their assets." Id. The court made this determination despite finding that the relationships of the debtors were somewhat obscured by intercorporate loans, sales and guarantees, and despite the fact that none of the unsecured creditors objected to the substantive consolidation. Id.

2. The Augie/Restivo Test

    A significant exposition of the substantive consolidation doctrine occurred in Union Savings Bank v. Augie/Restivo Baking Co. (In re Augie/Restivo Baking Co.), 860 F.2d 515, 518-19 (2d Cir. 1988) ("Augie/Restivo"). In that case, the Second Circuit Court of Appeals, in refusing to order substantive consolidation, summarized the doctrine as follows:

The sole purpose of substantive consolidation is to ensure the equitable treatment of all creditors. Numerous considerations have been mentioned as relevant to determining whether equitable treatment will result from substantive consolidation . . . . An examination of those cases, however, reveals that these considerations are merely variants on two critical factors: (i) whether creditors dealt with the entities as a single economic unit and `did not rely on their separate identity in extending credit,'. . . ; or (ii) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors . . . .

The second factor, entanglement of the debtors' affairs, involves cases in which there has been a commingling of two firms' assets and business functions. Resort to consolidation in such circumstances, however, should not be Pavlovian. Rather, substantive consolidation should be used only after it has been determined that all creditors will benefit because untangling is either impossible or so costly as to consume the assets.

Id. In that case, the court found that several significant creditors had relied on the separate existence of one of the corporations involved and that there had not been an irreversible entangling of the business operations of such corporations.8

8     Id. at 519-20. With respect to the second factor, entanglement of the debtors' affairs, the court stated:

"The evidence of commingling of assets and business functions in the instant case in no way approaches the level of 'hopeless[] obscur[ity]' of 'interrelationships of the group' found necessary to warrant consolidation in Kheel, 369 F.2d at 847. Business functions may have been commingled, but that hardly weighs in favor of consolidation in the instant case because the principal beneficiary of consolidation, MHTC, was not deceived and fully realized it was dealing with separate corporate entities. So far as the commingling of assets is concerned, Augie's real property and equipment appear to be traceable. The record also indicates that each company's inventory, liabilities and receivables as of January 1, 1985 are identifiable. It also appears that records exist of all transactions subsequent to that date."

Id. at 519.

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    In reconciling cases such as Vecco with Augie/Restivo, therefore, a court might choose to analyze the case under both the "elements of consolidation" found in Vecco and similar cases and under the two tests delineated in Augie/Restivo.

    Moreover, it should be noted that the Vecco factors should not be analyzed in a vacuum, but, in our view, instead should be analyzed to determine, under the doctrine of Kheel, whether the "interrelationships of the group are hopelessly obscured" to the point where it is not possible or economically efficient to attempt to unscramble such interrelationships. In re Snider Bros., supra, indicates, for example, that where such interrelationships are not so hopelessly obscured, the assets and liabilities should be allocated between and among the various entities, and creditors should be entitled and limited to their respective asset "pool" for the payment of their claims. Specifically, In re Snider Bros., supra, provides authority for the proposition that some evidence of integration of the businesses of related entities and the existence of intercorporate loans, in and of themselves, are not sufficient to justify substantive consolidation. Moreover, common ownership and control is not a sufficient basis on its own to justify substantive consolidation. SeeIn re Donut Queen, Ltd., 41 B.R. 706, 710 (Bankr. E.D.N.Y. 1984) (substantive consolidation denied where, notwithstanding unity of ownership and interest, insufficient evidence of creditors' awareness of interrelatedness or treatment as unified entity). In a typical two-tier securitization structure, the assets and liabilities of the related entities involved in the structure are designed to be readily and inexpensively identifiable.

    As noted above, a court might alternatively choose to analyze a case under the Augie/Restivo approach. Based on the intended structure of a typical two-tier securitization transaction, the two basic Augie/Restivo factors also should weigh against substantive consolidation. In a typical two-tier securitization transaction, it is generally intended that the affairs of originator, on the one hand, and its purchaser on the other hand, will not be so entangled that their assets and liabilities cannot be readily and inexpensively identified or that creditors will have relied on them as a consolidated group. On the contrary, purchasers from or lenders to the affiliated special purpose vehicle will have relied on the identity of that entity as a legal entity separate from the originator.9

9     One commentator has argued that the doctrine of substantive consolidation, instead of being the exception, should be the rule in cases where creditors have been dealing with components of a corporate group conducting a unitary enterprise, or where such consolidation would increase the likelihood of a successful chapter 11 reorganization. SeeBlumberg, §§ 10.09, 10.10.1, 10.10.5, 10.11.7, 10.18, at 416-18, 419-20, 428-29, 439-40, and 448-52 (1985 and Supp. 1990, at 140-54). Seealso Conti, An Analytical Model for Substantive Consolidation of Bankruptcy Cases, 38 Bus. Law 855, 862 (1983). This argument finds partial support in bankruptcy court decisions such as Vecco, 4 B.R. at 411, which consider whether the debtors' prospects for continuing in business will be enhanced by consolidation as a factor to be considered in determining whether to consolidate. SeealsoPension Ben. Guar. Corp. v. Ouimet Corp., 711 F.2d 1085, 1092-93 (1st Cir.), cert. denied, 464 U.S. 961 (1983). This argument and such decisions, however, overlook the statutory limitations on the bankruptcy court's power to order substantive consolidation. The Supreme Court has been unequivocal in its statements in other contexts that a bankruptcy court's equitable powers are circumscribed by the express provisions of the Bankruptcy Code. See, e.g., Norwest Bank Worthington v. Ahlers, 485 U.S. 197, 206 (1988) ("Ahlers"). A substantive consolidation motivated solely or primarily by a desire to impose a theory of corporate interrelationships not recognized under applicable non-bankruptcy law or to increase the likelihood of a successful reorganization regardless of the effect such consolidation may have on the rights of the creditors of the respective corporations would be inconsistent with, and effectively deprive creditors of, such confirmation protections as the "best interests" test and the "absolute priority rule" contained in 11 U.S.C. § 1129 and thus arguably is beyond the court's power to order. See, e.g., Ahlers, 485 U.S. at 206 ("whatever equitable powers remain in the bankruptcy courts must and can only be exercised within the confines of the Bankruptcy Code"). SeealsoAugie/Restivo, 860 F.2d at 520 ("we do not believe that a proposed reorganization plan alone can justify substantive consolidation"). Moreover, Professor Blumberg does not recommend the imposition of substantive consolidation where, as in the situations described herein, it can be demonstrated that a creditor relied upon the separate corporate existence of the particular corporation involved. SeeBlumberg, § 10.11.7, at 439-40.

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    Furthermore, the doctrine of substantive consolidation is based on equitable principles, and the substantive consolidation of related entities generally would be inequitable and harmful to the creditors of and third parties that have dealt with one of the entities as a separate entity. See, e.g., In re Flora Mir Candy Corp., 432 F.2d 1060 (2d Cir. 1970) (substantive consolidation should not be permitted where substantive consolidation would prejudice creditors who have actually relied on the separate corporate existence of one of the debtors); In re Gulfco Inv. Corp., 593 F.2d 921, 928 (10th Cir. 1979) ("[c]ourts have been reluctant to consolidate related corporations due to the possibility of creating an unfair program from the standpoint of creditors who have dealt with a corporation having a surplus . . .").10

3.     Auto-Train Balancing Test

    Although we consider it to be a seminal case, Augie/Restivo has not been followed by all courts, including all other federal courts of appeal. In particular, in Drabkin v. Midland-Ross Corp. (In re Auto-Train Corp.), 810 F.2d 270 (D.C. Cir. 1987) ("Auto-Train"), the D.C. Circuit adopted a

10 In re Flora Mir Candy Corp., supra, denied substantive consolidation with respect to one corporation that, unlike Parent and SRFG in the instant case, had a separate corporate existence prior to its acquisition. Other case law indicates that substantive consolidation is less likely to be granted with respect to corporations that were pre-existing as independent corporations prior to their acquisition by the corporations into which they are sought to be consolidated. See, e.g., In re Gulfco Inv. Corp., 593 F.2d 921 (10th Cir. 1979).

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balancing approach to substantive consolidation analysis. In that case, the court said that, before ordering consolidation,

a court must conduct a searching inquiry to ensure that consolidation yields benefits offsetting the harm it inflicts on objecting parties. . . .  The proponent must show not only a substantial identity between the entities to be consolidated, but also that consolidation is necessary to avoid some harm or to realize some benefit. . . .  At this point, a creditor may object on the grounds that it relied on the separate credit of one of the entities and that it will be prejudiced by the consolidation. If a creditor makes such a showing, the court may order consolidation only if it determines that the demonstrated benefits of consolidation "heavily" outweigh the harm.

Id. at 276 (citations omitted). See also Eastgroup Properties v. Southern Motel Ass'n ("Eastgroup"), 935 F.2d 245, 249 (11th Cir. 1991) (purporting to apply the Auto-Train balancing test to affirm order consolidating a corporation and a partnership).11

11     In Eastgroup the court, purporting to apply the D.C. Circuit's test in Auto-Train, affirmed the lower courts' substantive consolidation of the assets and liabilities of a corporation and a partnership. Most aspects of this decision are consistent with prior cases. There was uncontested evidence of a substantial identity between the two entities, including the originator commingling of assets and poor record keeping, see 935 F.2d at 250, and there were benefits that could be realized from the consolidation. (For example, there was evidence that creditors had relied on the combined asset pool of the two entities. See 935 F.2d at 250-51. Also, it appears that one of the entities paid various unsecured claims of the other although the actual aggregate amount of the claims so paid was unknown. Id.) There are, however, several inconsistent aspects to the decision.

First, the lower courts (and the appellate court) appeared to place a great deal of emphasis on the possibility that, absent substantive consolidation, the equity interest holders of one entity would recover something before creditors of the other entity received a substantial dividend. Id. at 250-251. However, such a concern should be irrelevant to the substantive consolidation analysis because it presupposes the affirmative answer to the very question to which the substantive consolidation analysis inquiry is to be addressed, i.e., whether it is appropriate to view the creditors of the two debtors as a single constituency in the first place.

Similarly, the court cited as one of the benefits of consolidation that the creditors of the entity with the relatively fewer assets would receive a larger dividend as a result of the consolidation. Id. at 251. Yet, it is that very possibility which can cause substantive consolidation to work harsh inequities on the creditors of the estate with the relatively greater assets and thus dictates that the relief be granted "sparingly" and only in "rare case[s]." Chemical Bank v. Kheel, 369 F.2d at 847.

Finally, the court required the objecting creditors to prove that they relied solely on the credit of one of the entities before the burden, as required under the Auto-Train test, would shift to the bankruptcy trustee to prove that the benefits of consolidation "heavily" outweigh the harm to be caused to such objecting parties as a result of such consolidation. 935 F.2d at 251. However, the Auto-Train test does not require that such objecting parties prove sole reliance on the credit of one of the entities, and a persuasive argument could be made that it should not. There would appear to be countless instances in the every day commercial world where a creditor relies primarily on the separate credit of one person or entity while secondarily relying on the credit of a second person or entity. Where the former is the financially stronger entity, such a creditor could be severely prejudiced if the former were substantively consolidated with the latter, and the Auto-Train test, as originally formulated, appears to take that into account and recognize the creditor's right not to be subjected to such prejudicial treatment unless the benefits from such a consolidation "heavily" outweigh the harm to be caused to such a creditor.

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See also In re Giller, 962 F.2d 796, 799 (8th Cir. 1992) ("[f]actors to consider when deciding whether substantive consolidation is appropriate include (1) the necessity of consolidation due to the interrelationship among the debtors; (2) whether the benefits of consolidation outweigh the harm to creditors; and (3) prejudice resulting from not consolidating the debtors").12

12     In In re Giller, the Eighth Circuit was faced with the requested substantive consolidation of the estates of six corporations with the estate of their controlling shareholder. The court summarized the situation as follows: "Giller had abused the Debtors' corporate forms and had caused transfers among the Debtors that might give rise to fraudulent conveyance and preference causes of action. Since only one of the Debtors was solvent, however, the Debtors could not pay for the accountants and lawyers necessary to pursue the causes of action. The bankruptcy court therefore determined that the 'only hope' of obtaining monies to pay the unsecured creditors was to consolidate the Debtors and use the consolidated entity's assets to finance the lawsuits. The bankruptcy court recognized the potential harm of consolidation to the creditors of the one solvent Debtor; consequently, it left open the possibility that those creditors might be classified separately from, and treated more generously than, the creditors of the other Debtors." Id. at 798.

In reviewing the lower courts' decisions to substantively consolidate under these circumstances, the Court articulated the factors to consider when deciding whether substantive consolidation was appropriate to be: "1) the necessity of consolidation due to the interrelationship among the debtors; 2) whether the benefits of consolidation outweigh the harm to creditors; and 3) prejudice resulting from not consolidating the debtors." Id. at 799, citing In re N.S. Garrott & Sons, 48 B.R. 13 (Bankr. E.D. Ark. 1984). Applying this standard, the court concluded that substantive consolidation was appropriate. Id.

Again, based on the facts of Giller, one may conclude that there is nothing particularly troubling about this result. However, the court appeared to be mollified by the bankruptcy court's stated intention to look after the creditors of the solvent debtor and did not undertake an independent evaluation of the possible prejudicial effect of the consolidation on such creditors. Consequently, the court may be criticized for the less than rigorous manner in which it evaluated the possible prejudice that might be experienced by the creditors of the solvent corporation (particularly the secured creditor who was objecting to the consolidation) while the assets of that entity were used to pursue lawsuits that would only redound to the benefit of the creditors of the other debtor.

Eastgroup and Giller should not represent any significant threat to securitization transactions such as the ones addressed by this opinion. As set forth above, this transaction is structured in a manner that is intended, under the circumstances, to avoid the blurring of legal identities that was so prevalent in both of such decisions and to underscore the extent of creditor reliance on the separate existence of the entities involved, which reliance was not shown in Eastgroup and Giller to the satisfaction of the courts. However, the apparent looseness of the legal analysis found in both decisions, while perhaps made understandable and likely by the factual record upon which such courts had to base their rulings, is troubling from the perspective of the desired predictability of the application of articulated judicial standards. These decisions are not as well reasoned, and are not as sensitive to the statutory constraints on a bankruptcy court's substantive consolidation power, as described in footnote 9 hereof, as they should have been and as was the court's decision in Augie/Restivo. At best, they emphasize that each substantive consolidation case, to a greater or lesser extent, is sui generis and is likely to be decided based on a court's consideration of the facts of the case.

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    The application of the Auto-Train test should not warrant the imposition of substantive consolidation in a typical two-tier securitization transaction. First, as indicated above, under an application of the Vecco factors, the proponent of substantive consolidation should have difficulty proving that a "substantial identity between the entities to be consolidated" exists.

    Second, even if the proponent were able to establish such a "substantial identity," third parties, particularly the creditors of the special purpose affiliate (who will have required and relied on the separate legal existence of such affiliate in entering into the securitization transactions) should likely be able to prove that they relied on the separate legal existence of such affiliate and would be prejudiced by the sought consolidation. Absent such third parties' consent (or lack of objection) to such a substantive consolidation,13 proponents of the imposition of substantive consolidation would likely not be able to prove that the benefits of consolidation "heavily" outweigh the harm that would be caused to such parties as a result of substantive consolidation. In a typical two-tier securitization structure where all of the related entities are usually believed to be financially viable at the point of inception of the securitization transaction and/or where the originator is believed to have received reasonably equivalent value of fair consideration in exchange for its transfer of the financial assets to its affiliate, the present and future creditors of any of the affiliated entities, particularly of the originator, also should likely not be able to prove that these transactions had an inequitable effect on them.14

13     See, e.g., In re Standard Brands Paint Co., 154 B.R. 563, 571-72 (Bankr. C.D. Cal. 1993).

14     With respect to the possible equitable considerations in favor of non-consensual creditors of related entities whose claims arise after the transaction, we have not found any authority on point. However, generally, the rights of creditors (including future creditors) with respect to transfers of a debtor's property primarily are protected by the fraudulent conveyance doctrine, which is codified in Section 548 of the Bankruptcy Code and is incorporated in Section 544(b) to the extent that such rights (as well as other specific creditor avoidance remedies) are available under applicable nonbankruptcy law. Some courts have indicated that fraudulent conveyance concerns (and presumably other specific creditor avoidance rights) should be addressed pursuant to such specific statutes and not considered as a separate factor in the substantive consolidation analysis. See, e.g., In re Ford, 54 B.R. 145, 150 (Bankr. W.D. Mo. 1984). Cf. Norwest Bank Worthington v. Ahlers, 485 U.S. 197, 206 (1988) ("whatever equitable powers remain in the bankruptcy courts must and can only be exercised within the confines of the Bankruptcy Code"). Other courts have indicated that fraudulent conveyance concerns constitute a factor to be so considered, but do not indicate that such a factor would be dispositive, in and of itself, on the substantive consolidation issue. See, e.g., Maule Industries v. Gerstel, 232 F.2d 294, 297 (5th Cir. 1956), cited in Collier on Bankruptcy &para; 1100.06, at 1100-33 n.7. In a typical two-tier securitization structure where all of the related entities are usually believed to be financially viable at the point of the inception of the transaction and/or where the originator is believed to have received reasonably equivalent value or fair consideration in exchange for its transfer to its affiliate, the transactions should not constitute a fraudulent conveyance.

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    Moreover, for the reasons set forth above, we consider Augie/Restivo to be better reasoned and more persuasive authority than Auto-Train or Eastgroup Properties v. Southern Motel Ass'n to the extent that either the Auto-Train test or the dicta of the latter decision suggest a more relaxed standard for the application of the substantive consolidation doctrine than that enunciated in Augie/Restivo. SeealsoAnaconda Bldg. Materials Co. v. Newland, 336 F.2d 625 (9th Cir. 1964) (substantive consolidation denied where creditors of originator shown only to have relied on credit of originator and not also on credit of subsidiary corporation).

4.    Days Inn

    In In re Buckhead America Corp., No. 91-978 (Bankr. D. Del. Aug. 15, 1992) ("Days Inn SC Order"), the bankruptcy court, subject to certain qualifications, granted the application of eight of the debtors for substantive consolidation of their estates, effective upon the effective date of the proposed joint plan of reorganization for the debtors. One of the applicants was a special purpose vehicle ("Sub") of the principal debtor and, prior to bankruptcy, that Sub had purchased the receivables and a variety of other assets of the principal debtor in a securitization transaction. For the following reasons, the Days Inn SC Order does not change the substantive consolidation opinions we express in the text of this Opinion:

(1) In the order, the bankruptcy court makes many factual findings (such as commingling of bank accounts, payment of all of the debtors' expenses from one joint account, entangled interrelationships among debtors that would cause undue costs, delay and expense to untangle, and reliance by creditors on the credit of the consolidated debtors) that are inconsistent with the structure and actual operation of the securitization transaction described herein and that we have otherwise been authorized to assume will exist for the purposes of this opinion and are instead consistent with a court ordering substantive consolidation under the standards discussed above.

(2) The application for substantive consolidation was not opposed by any holders of the asset-backed securities issued by the Sub. On the contrary, the holders of such securities received payment in full of the agreed value of their claims (which represented approximately 95% of the maximum amount owing under the securities) at the time of the sale of the assets of the Sub, which sale and distribution to such holders occurred prior to the filing of the application seeking substantive consolidation. In other words, as a result of such distribution, the primary creditors of the Sub who had relied on the

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separate existence of the Sub were not prejudiced by the subsequent grant of the application seeking substantive consolidation. As indicated above, the absence of such prejudice is a factor many courts consider in determining whether ordering substantive consolidation would be appropriate. SeealsoIn re Standard Brands Paint Co., 154 B.R. 563, 571-72 (Bankr. C.D. Cal. 1993).

(3) The two creditors objecting to the application settled their claims against the debtors based on distributions to be received by them under the proposed joint plan of reorganization for the debtors (which represented payment in full of such claims) and withdrew their objections to the application for substantive consolidation based on such settlements prior to the entry of the bankruptcy court's order granting the application, which had the effect of causing the entry of the order to be essentially uncontested. Moreover, such order provided that it would not be binding on such objecting parties if such settlements were not consummated; the order specifically provided that, if such settlements were not consummated because, nothing contained in such order, "including any findings of fact or conclusions of the law to the contrary, shall be deemed to prejudice the rights of the [objecting parties] to proceed against the assets of the Debtors' estates as if such consolidation had not taken place or the Debtors' rights to defend in any such litigation." Days Inn SC Order at 4-5.

(4) Although the bankruptcy court's decision does not cite any case law, it recites, consistent with the Auto-Train and Eastgroup decisions (which one of the proponents of substantive consolidation urged the bankruptcy court to follow), that the benefit of consolidation outweighed "dramatically" the "minimal prejudice" of consolidation. We believe that, even under the Auto-Train standard, the facts in the instant case differ from those in Auto-Train and Buckhead America and that, in any event and for the reasons discussed elsewhere in this opinion, Augie/Restivo is better reasoned and more persuasive than the Auto-Train line of cases.

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Exhibit A

The Pooling and Servicing Agreement has been amended by:

  Assignments of Additional Accounts with the following numbers and dates:

No.	Date
1	October 26, 1994
2	July 19, 1995
3	November 10, 1995
4	December 21, 1995
5	April 24, 1996
6	November 15, 1996
7	August 15, 1997
8	June 29, 1998
9	July 31, 2000
10	January 31, 2001
11	April 6, 2001
12	September 28, 2001

  Reassignments of Receivables with the following dates and numbers:

No.	Date
1	June 30, 1997
2	June 6, 2000

  Other amendments dated as of March 31, 1995, December 21, 1995, September 28, 2000, December 7, 2000 and July 20, 2001.

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